Exhibit 77D

                  Policies with respect to security investment

The investment strategy for ING Growth + Value Fund was changed effective June 16, 2003 to the following:

INVESTMENT STRATEGY

The Fund invests primarily in a diversified portfolio of equity securities, including common and preferred stock.

The Fund invests in common stock of companies the portfolio managers believe are poised to rise in price. The portfolio managers use a disciplined combination of quantitative screens and bottom-up fundamental security analysis to build a broadly diversified portfolio of companies that have improving bottom lines, with reasonable valuation, whose stocks demonstrate relative strength. The focus of company analysis is upon the prospects for continuing bottom-line growth, balance sheet strength, and cash flow characteristics. A proprietary measure is used to determine relative stock price strength. A determination of reasonable valuation for individual securities is based on the judgment of the portfolio managers.

Under normal market conditions, the Fund invests at least 65% of its total assets in securities purchased on the basis of the potential for capital appreciation. These securities may be from large-cap, mid-cap, or small-cap companies.

The portfolio managers may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising. The most frequent reason to sell a security is likely to be that the portfolio managers believe a company's bottom line results or prospects have changed.
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The Fund may engage in frequent and active trading of portfolio securities to achieve its investment objective.